Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 1 DATED MAY 26, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022, and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

The Commons Controlled Subsidiary - Richmond Hill, GA

On May 20, 2022, we acquired ownership of a “majority-owned subsidiary,” FR - The Commons, LLC (“The Commons Controlled Subsidiary”), for a purchase price of approximately $2,604,000 which is the initial stated value of our equity interest in a new investment round in The Commons Controlled Subsidiary (“The Commons eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in The Commons Controlled Subsidiary, for a purchase price of approximately $23,436,000 (“The Commons Interval Fund Investment” and, together with The Commons Growth eREIT VII Investment, “The Commons Investment”). The Commons Controlled Subsidiary used the proceeds of The Commons Investment to acquire ninety-three (93) townhomes, all generally located off of Waybridge Way and Memory Lane in Richmond Hill, GA (“The Commons Property”). Construction on The Commons Property was completed in 2019. It was approximately 92% occupied as of the closing date. The Commons Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of The Commons Investment and The Commons Property occurred concurrently.

The Commons Controlled Subsidiary is managed by us.

Pursuant to the agreements governing The Commons Growth eREIT VII Investment, we have authority for the management of The Commons Controlled Subsidiary, including The Commons Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by The Commons Controlled Subsidiary.

The Commons Property was acquired for a total purchase price of approximately $26,040,000, an average of approximately $280,000 per home. We anticipate additional hard costs of approximately $53,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $454,000 bringing the total projected project cost for The Commons Property to approximately $26,547,000. The Commons Property consists of a mix of unit types and floorplans, ranging from 1,461 square foot 3 bedroom, 2.5 bath townhomes to 1,507 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage The Commons Property.

The following table contains underwriting assumptions for The Commons Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
The Commons Property	6.50%	3.15%	3.10%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Harris Trail Controlled Subsidiary - Richmond Hill, GA

On May 20, 2022, we acquired ownership of a “majority-owned subsidiary,” FR - Harris Trail, LLC (the “Harris Trail Controlled Subsidiary”), for a purchase price of approximately $1,064,000 which is the initial stated value of our equity interest in a new investment round in the Harris Trail Controlled Subsidiary (the “Harris Trail Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Harris Trail Controlled Subsidiary, for a purchase price of approximately $9,576,000 (the “Harris Trail Interval Fund Investment” and, together with the Harris Trail Growth eREIT VII Investment, the “Harris Trail Investment”). The Harris Trail Controlled Subsidiary used the proceeds of the Harris Trail Investment to acquire thirty-eight (38) townhomes, all generally located off of Merion Drive in Richmond Hill, GA (the “Harris Trail Property”). Construction on the Harris Trail Property was completed in 2020.  Approximately 94% of the thirty-eight (38) acquired units were occupied at closing. The initial Harris Trail Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the initial Harris Trail Investment and the Harris Trail Property occurred concurrently.

The Harris Trail Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Growth eREIT VII Investment, we have authority for the management of the Harris Trail Controlled Subsidiary, including the Harris Trail Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Harris Trail Controlled Subsidiary.

The Harris Trail Property was acquired for a total purchase price of approximately $10,640,000, an average of $280,000 per townhome. We anticipate additional hard costs of approximately $22,000 for miscellaneous capital expenditures and rebranding, as well as additional soft costs of approximately $207,000 bringing the total projected project cost for the Harris Trail Property to approximately $10,869,000. The Harris Trail Property consists of 1,461 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage the Harris Trail Property.

The following table contains underwriting assumptions for the Harris Trail Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Harris Trail Property	6.50%	3.15%	3.10%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.